MOVATIC LLC
Statements of Comprehensive Income
(Unaudited)

	Year Ended December 31, 2017	For the Period August 12, 2016 (Inception) to December 31, 2016
Revenue	$ 152,381	$ 18,500
Cost of sales	21,486	-
Gross profit	130,895	18,500
Expenses:		
Bank fees	403	-
Business fees and subscriptions	1,363	160
Development purchases	280	5,184
Meals and entertainment	311	159
Other expense	700	-
Professional fees	1,610	-
Sales contracting	25,500	-
Software development	97,121	4,914
Travel	3,847	37
Total expenses	131,135	10,454
Net income (loss)	$ (240)	$ 8,046